UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Psychemedics Corporation.

(Name of Issuer)

Common Stock - $.005 Par Value

744375205

(CUSIP Number)

  December 31, 2020

Date of Event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ]       Rule 13d-1(b)

[  ]       Rule 13d-1(c)

[ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205	Page 2 of 5

SCHEDULE 13G

1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

Raymond C. Kubacki

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization	U.S.A.

Number of Shares	5)	Sole Voting Power	302,374
Beneficially Owned
By Each Reporting	6)	Shared Voting Power	0
Person With
	7)	Sole Dispositive Power	302,374

	8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

302,374

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)

5.4%

12)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 744375205	Page 3 of 5

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1	(a)	Name of Issuer: Psychemedics Corporation

	(b)	Address of Issuer's Principal Executive Offices:

289 Great Road
Suite 200
Acton, Massachusetts 01720

Item 2	(a)	Name of Person Filing: Raymond C. Kubacki

	(b)	Address of Principal Business Office or, if none, Residence:

289 Great Road
Suite 200
Acton, Massachusetts 01720

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.005 par value

	(e)	CUSIP NUMBER: 744375205

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition if an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 744375205	Page 4 of 5

Item 4	(a)	Amount Beneficially Owned:

	(b)	Percent of Class: 5.4%

	(c)	Number of Shares as to which such person has:

(i)	sole power to direct the vote	302,374

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	302,374

(iv)	shared power to dispose or to direct the disposition of	0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

Not Applicable

CUSIP No. 744375205	Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 2, 2021
Date

/s/ Raymond C. Kubacki
Signature

Raymond C. Kubacki
Name/Title